United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 14, 2019

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC FILES INTEGRATED REPORT AND FORM 20-F

LONDON, 14 March 2019 - Coca-Cola European Partners plc (“CCEP”) (ticker symbol CCEP) announces that on 14 March 2019 it filed its 2018 Integrated Report and Form 20-F with the Securities and Exchange Commission. This document was filed in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual and includes CCEP’s audited results for the year ended 31 December 2018. The unaudited fourth-quarter and full year results for the period ended 31 December 2018 were previously released on 14 February 2019.

At the same time, the 2018 Integrated Report and Form 20-F was made available on CCEP's website at http://ir.ccep.com/financial-reports/coca-cola-european-partners-annual-reports and also online at www.sec.gov.

A copy of the 2018 Integrated Report and Form 20-F will be available shortly at www.morningstar.co.uk/uk/NSM. Printed copies of the Annual Report will be posted to those shareholders who have requested it on or around 17 April 2019.

In addition, following the announcement on 14 February 2019 of CCEP’s intention to transfer its existing admission to trading on the market of Euronext London to the Main Market of the London Stock Exchange (the “Transfer”), CCEP will today publish a summary document in connection with the proposed Transfer. We expect the summary document to be available later today on CCEP’s website at this location:http://ir.ccep.com/investor-services/investor-kit.

It is expected that CCEP’s ordinary shares (the “Shares”) will be admitted to trading on the Main Market of the London Stock Exchange on 28 March 2019 and that delisting of the Shares from Euronext London will occur from 29 March 2019. There will therefore be one day of overlap during which the Shares will be admitted to trading on both London Stock Exchange and Euronext London to ensure continuous admission to the Official List of the United Kingdom Listing Authority (“UKLA”).

Please note that this does not change the Company's category of listing, which will remain a standard listing under Chapter 14 of the UKLA's Listing Rules, and does not impact the listing of the Shares on the New York Stock Exchange (“NYSE”), Euronext Amsterdam or the Spanish stock exchanges. Following admission, investors will continue to be able to trade the Shares on all markets under the symbol CCEP, with the Shares being quoted and traded in Euro on the London Stock Exchange, Euronext Amsterdam and the continuous market of the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia), and in USD on the NYSE.

CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett T +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

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ABOUT CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, selling, making and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world's largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, trading under the symbol CCEP. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 14, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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